(604) 684-7929
(604) 683-2003 FAX
(800) 665-2454 USA

RECORD COMPANY ®

SUN ENTERTAINMENT HOLDING CORPORATION

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

30-May-02

02034901

SUPPL

02 JUN 11 ...

United States Securities and Exchange Commission
Judiciary Plaza, 450 - 5th Street N.W.
Washington, District of Columbia
United States 20549

Attn: Howard E. Goldberg
Special Counsel

Re: Sun Entertainment Holding Corporation
File No: 82-1776

Dear Sir or Madam:

We enclose the following for your information and records:

- Quarterly Report for filing of Form 51 - 901F dated 3/31/2002
- News Release dated 1/15/2002
- News Release dated 4/10/2002
- News Release dated 5/1/2002
- Insider Report for Terry O. Lashman dated 2/6/2002
- Insider Report for Yvonne G. Lashman dated 2/6/2002
- Annualy Financial Statement for filing of Form 51 - 901F dated 12/31/2001

We trust you will find the enclosures in order.

Sun Entertainment Holding Corporation

Gary G. Liu
Encl.

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

dlw 6/17

FORM 51 - 901F

QUARTERLY REPORT

INCORPORATED AS PART OF:

- Schedule A
- Schedule B
- Schedule C

ISSUER DETAILS:

NAME OF ISSUER:	Sun Entertainment Holding Corporation
ISSUER'S ADDRESS:	702 - 889 West Pender Street
CITY:	Vancouver
PROVINCE:	British Columbia
POSTAL CODE:	V6C 3B2
ISSUER TELEPHONE:	(604) 684-7929
ISSUER FACSIMILE:	(604) 683-2003
CONTACT PERSON:	Terry O. Lashman
CONTACT'S POSITION:	Director
CONTACT TELEPHONE:	(604) 684-7929
FOR QUARTER ENDED:	March 31, 2002
DATE OF REPORT:	May 30, 2002

02 JUN 11 AM 11:07

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedule B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	02/05/30 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Yvonne P. Lashman"	Yvonne P. Lashman	02/05/30 Y M D

SUN ENTERTAINMENT HOLDING CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2002

Schedule A
Exhibit 1

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED BALANCE SHEET
March 31, 2002
(Prepared By Management)

ASSETS

CURRENT ASSETS	2002	2001
Cash	72,943	199,643
Royalty Reserve Cash	109,414	299,465
Accounts receivable	1,018	96,684
Inventory	78,787	6,717
Prepaid expenses	324	705
Total Current Assets	262,486	603,214
FIXED ASSETS, less accumulated depreciation of $11,206	-	-
GOODWILL, net of amortization of $81,966 - (2001 - $76,264)	146,109	151,811
	408,595	755,025

LIABILITIES

CURRENT LIABILITIES		
Accounts payable and accrued expenses	275,729	470,344
Due to officers	46,200	77,465
Due To Affiliate	111,218	138,000
Total current liabilities	433,147	685,809

SHARE CAPITAL AND DEFICIT

SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(3,330,147)	(3,236,379)
	(24,552)	69,216
	408,595	755,025

Approved by the Directors:

"Terry O. Lashman" Director

"Yvonne P. Lashman" Director

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
THREE MONTHS ENDED MARCH 31, 2002
(Prepared By Management)

Schedule A
Exhibit 2

	2002	2001
ROYALTY REVENUES	98,180	293,845
INTEREST AND OTHER REVENUES	115,509	28,933
Total Revenues	213,689	322,778
OPERATING EXPENSES		
Wages	68,715	65,807
Outside services	3,634	3,911
Office supplies	1,647	2,339
Postage	1,760	1,531
Rent	1,380	1,331
Auto	4,246	2,918
Securitiy	319	515
Software	365	352
Copy machine	175	238
Telephone	3,138	2,411
Dues and subscriptions	56	818
Disposal	1,018	850
Copyrights and trademarks	414	1,648
Consulting and commission	42,166	33,299
CDs/cassettes costs	1,017	546
Royalty Expense	41,659	144,432
Travel, entertainment and promotion	26,675	35,795
Legal and accounting	4,987	(3,086)
Utilities and taxes	9,693	10,714
Insurance	6,641	6,008
Management fees	17,953	6,000
Listing and transfer fees	3,990	1,959
Bank charges and interrest	991	2,147
Amortization of goodwill	1,426	1,426
Repairs and maintenance	861	5,004
Total operating expenses	244,926	328,913
INCOME (LOSS) FROM OPERATIONS	(31,237)	(6,135)
FOREIGN EXCHANGE	(1,153)	14,684
EARNINGS (LOSS) FOR THE PERIOD	(30,084)	(20,819)
DEFICIT, BEGINNING	(3,300,063)	(3,215,560)
DEFICIT, ENDING	(3,330,147)	(3,236,379)
EARNINGS (LOSS) PER SHARE	$ (0.01)	$ 0.01

Schedule A
Exhibit 3

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
March 31, 2002
(Prepared By Management)

	2002	2001
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net income (loss) for the period	(30,084)	(20,819)
Amortization of goodwill, a charge not involving cash	1,426	1,426
	(28,658)	(19,393)
Net change in non-cash working capital balances relating to operations	(133,864)	(14,126)
	(162,522)	(33,519)
FINANCING ACTIVITIES		
Advances from directors	-	-
Shares issued	-	-
	-	-
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(162,522)	(33,519)
CASH AT BEGINNING OF PERIOD	344,879	532,627
CASH AT END OF PERIOD	182,357	499,108

Schedule A
Exhibit 4

SUN ENTERTAINMENT HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the average rate of exchange in effect during the year.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

MARCH 31 2002 2001

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Goodwill

Goodwill arising on business combination is amortized on the straight-line basis over 40 years.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

	2002	2001
Rate at March 31	1.5956	1.5761
Average rate for the quarter	1.5938	1.5375

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for advances from directors and amounts due from affiliated companies, the fair values of which are not readily determinable because they are non-interest bearing.

4. GOODWILL

	2002	2001
Goodwill arising on business combination	$ 228,075	$ 228,075
Less: Accumulated amortization	(81,971)	(76,269)
	$ 146,109	$ 151,806

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

	2002	2001
Balance Sheet:		
Accounts payable to companies controlled by directors	$ 68,065	$ 68,813
Advances from directors	46,200	89,134
Due to companies controlled by directors	111,218	138,000
Statement of Operations:		
Management fees incurred to a company controlled by a director	6,000	6,000
Royalties incurred to company controlled by a director (Note 2)	3,575	8,089

All related party transactions have been recorded at their exchange amounts which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. COMMITMENT

The company is committed to a premises lease for Canadian $89,700 annually on a year-to-year basis to a company controlled by a director. The landlord has suspended collection of the annual lease payment but has not given up its right to these payments.

7. SHARE CAPITAL

Issued:	Number of Shares	Value
Balance at March 31, 2002 and 2001	11,921,679	$ 3,305,595

Schedule B
Exhibit 5

SUN ENTERTAINMENT HOLDING CORPORATION

SUPPLEMENTARY FINANCIAL INFORMATION
THREE MONTHS ENDED MARCH 31, 2002

1 Goodwill

(Please see Note 4 - Exhibit 4)

2 Related party transactions

(Please see Note 5 - Exhibit 4)

3(a) Securities issued during the period January 1 to March 31, 2002

Date	Common	Price	Proceeds	Type	Consideration	Commission
Nil						

3(b) Options were granted during the period January 1 to March 31, 2002

Date Granted	No. of Shares	Price	Expiry Date
Nil			

4 Share Capital

4(a) Authorized - 100,000,000 common shares without par value

4(b) Issued and outstanding

	March 31, 2002		March 30, 2001	
	No. of Shares	Ascribed Amount	No. of Shares	Ascribed Amount
- Balance at beginning of year	11,921,679	$3,305,595	11,921,679	$3,305,595
- Allotted and issued during the period for debt	-	-	-	-
- Allotted and issued during the period for cash from options exercised	-	-	-	-
- Allotted and issued during the period for cash from private placement				-
- Balance at March 31, 2002	11,921,679	$3,305,595	11,921,679	$3,305,595

4(c) At March, 31, 2002, the company had the following directors' and employees' options and warrants outstanding

Directors' and Employees' Options:

Nil

Series "A" Share Purchase Warrants:

Nil

4(d) At March, 31, 2002, the following shares in each class are subject to escrow or pooling agreements:

Nil

5 Directors and officers at March 31, 2002

Shelby S. Singleton, Jr.
John A. Singleton
Terry O. Lashman
Yvonne P. Lashman
Gary G. Liu

Schedule C
Exhibit 6

SUN ENTERTAINMENT HOLDING CORPORATION

QUARTERLY REPORT
MANAGEMENT DISCUSSION
MARCH 31, 2002

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lotta Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements from the major record companies such as Universal, Time-Warner, Sony, BMG, and EMI and from the larger independent record companies such as Rhino and Varese Sarabande in the United States and Charly, Disky and SAAR in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

The total revenues for the Company for the first three months of 2002 decreased by thirty-four (34%) percent from the first three months of 2001. Total operating expenses in the first three months of 2002 were twenty six (26%) percent less than those in the first three months of 2001 and the Company had a net loss of $30,084 for the first three months of 2002 versus a net loss of $20,819 in the same period of 2001.

During the current period, fifty six (56%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining forty four (44%) percent received from licensees outside the United States. The United States companies that generate the largest royalty revenues for the company are BMG Music (the music unit of Bertelsmann Company), Rhino Entertainment (a unit of Warner Bros. Records {AOL/Time-Warner}), Universal Music and Sony Music. The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

The most significant expense change during the first three months of 2002 was in the Royalty Expense (to recording artists and producers) category, which decreased seventy one (71%) percent from the amount for this category in the first three (3) months of 2001. Travel, Entertainment and Promotion expense for this period in 2002 decreased twenty six percent (26%) from the amount recorded during the same period in 2001.

The music industry continues to wrestle with the overall problem of declining sales which is blamed on the double whammy of online piracy and a lack of superstar product that drives all areas of music sales, including back catalog into which the Company falls. In 2001 CD sales declined for the first time since the format was introduced in the late eighties.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials and compilation and special album releases. Recent uses of Company masters have been in the HBO series "Mind of the Married Man" and the Gene Hackman movie "Behind Enemy Lines". A special 8 CD box set celebrating the 50th anniversary of Sun Records is being released in Europe by Sanctuary Records. RCA Records (a unit of BMG Music) will release worldwide a special 2 CD package in honor of the 50th anniversary of Sun.

02 JUN 11 AM 11:07

SUN ENTERTAINMENT HOLDING CORPORATION

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED.V (CDNX) **PRESS RELEASE 01.02** 12G3(B)#82-1776
Trading Symbol: SETHF (OTC) January 15, 2002 Standard & Poor's Listed

Sun Records Enters into a License Agreement with Direct Source, Inc. With Initial Distribution to Walmart Stores in North America

Sun Entertainment Holding Corporation (OTC BB: SETHF and CDNX: SED.V) is pleased to announce a license agreement between the Company and Direct Source, Inc. of Montreal Canada.

Direct Source will manufacture and merchandise Sun compact discs. The first eight CD's are to be sold in Walmart Stores (WMT: NYSE) in the North American market.

These initial compact discs contain Master Recordings by Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison and other Sun artists.

Sun expects substantial sales from this product. Other CD's will be packaged from Sun's library in the future through Direct Source.

Sun Entertainment Holding Corporation has the exclusive world-wide rights to manufacture and distribute the recordings containing the performances embodied in approximately 8,400 Master Recordings including Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison, Conway Twitty, Elvis Presley and others...

For further information visit Sun's official web-site www.sunrecords.com or contact Terry O. Lashman at (800) 665-2454 or John A. Singleton at (615) 385-1960.

BY ORDER OF THE BOARD OF DIRECTORS

TERRY O. LASHMAN
Director

The Canadian Venture Exchange has neither approved nor disapproved this announcement.

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED.V (CDNX)
Trading Symbol: SETHF (OTC BB)

PRESS RELEASE 02.02
April 10, 2002

12G3(B)#82-1776
Standard & Poor's Listed

Sam C. Phillips and Sun Records Honored by the Memphis Chapter of the National Academy of Recording Arts and Sciences

Sun Entertainment Holding Corporation is pleased to announce that founder Sam C. Phillips and Sun Records were honored on March 28, 2002.

The gala affair was presented by the Memphis Chapter of the National Academy of Recording Arts and Sciences (NARAS) at the Orpheum Theatre in Memphis, Tennessee. This historical event was the 50th anniversary of Sun Records.

Those attending were Sam Phillips, Sally Wilburn, Knox Phillips, Jerry Phillips, John A. Singleton and Shelby S. Singleton; Sun Recording Artists Sonny Burgess, Billy Lee Riley and Dickey Lee; original session musicians, J. M. Van Eaton (drummer), Ace Cannon (sax), Scotty Moore (Elvis's guitar player and first manager) and D.J. Fontana (Elvis's drummer) plus recording star Billy Swan and his daughter Planet along with Stan Perkins (Carl's son) and Charlie Rich, Jr.

The show was attended by 1200 friends of Sun Records and Sam Phillips. The Master of Ceremonies was Longtime Elvis associate and Sun recording artist George Klein.

After the show, the entire crowd moved across the street to the Gibson Guitar factory for another show and catered reception.

Sun has licensed various master recordings to several companies for use in special CD packages that are being released as part of the celebration of the 50th anniversary of Sun.

Sun Entertainment Holding Corporation has the exclusive world-wide rights to manufacture and distribute the recordings containing the performances embodied in approximately 8,400 Master Recordings including Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison, Conway Twitty, Elvis Presley and others...

For further information visit Sun's official website www.sunrecords.com or contact Terry Lashman at (800) 665-2454 or John Singleton at (615) 385-1960.

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED.V (CDNX)
Trading Symbol: SETHF (OTC BB)

PRESS RELEASE 03.02
May 1, 2002

12G3(B)#82-1776
Standard & Poor's Listed

Sun Licenses "I Walk the Line" by Johnny Cash for Paul Allen's Seattle Seahawks

Sun Entertainment Holding Corporation is pleased to announce a license agreement with Levy Sheckler, Advertising Agency for Paul Allen's Seattle Seahawks.

The agreement is for the use of the master recording "I Walk the Line" by Johnny Cash for a television commercial that is part of a campaign to sell charter seats to Seahawks fans for the new Seattle Seahawks Stadium.

Sun master recordings continue to be used in numerous motion pictures, television, videos, compilations, mail order and premium projects. Sun has licensed various master recordings to several companies for use in special CD packages that are being released as part of the celebration of the 50th anniversary of Sun.

Sun Entertainment Holding Corporation has the exclusive world-wide rights to manufacture and distribute the recordings containing the performances embodied in approximately 8,400 Master Recordings including Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison, Conway Twitty, Elvis Presley and others...

For further information visit Sun's official website www.sunrecords.com or contact Terry Lashman at (800) 665-2454 or John Singleton at (615) 385-1960.

BY ORDER OF THE BOARD OF DIRECTORS

TERRY O. LASHMAN
Director

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SUN ENTERTAINMENT HOLDING CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 10 MONTH 12 YEAR 01

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OTMAR

NO. STREET APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY/MONTH/YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	595,142 **	15/01/02	10		16,000	0.25		579,142	I	*
		15/01/02	10	2,000		0.22		581,142	I	*
		16/01/02	10	500		0.22		581,642	I	*

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95 / 2 / 22 H.B. - 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.

** RRSP - 40,000 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 06 MONTH 02 YEAR 02

INSIDER REPORT
(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

SUN ENTERTAINMENT HOLDING CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 10 12 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: (blank)

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: YVONNE GERTRAUD

NO. STREET APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [ ] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWAN
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	597,142 **	15 01 02	10		16,000	0.25		581,142	I	*
		15 01 02	10	2,000		0.22		583,142	I	*
		16 01 02	10	500		0.22		583,642	I	*
COMMON	13,600							13,600	D	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95 / 2 / 22 H.B. — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.

** RRSP - 42,000 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): YVONNE G. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 06 02 02